DESTINATION XL GROUP, Inc.

555 Turnpike Street

Canton, Massachusetts 02021

June 17, 2021

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Katherine Bagley

100 F Street, N.E.

Washington, D.C.  20549

Re:	Destination XL Group, Inc.

Registration Statement on Form S-3

File No. 333-256990

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned registrant hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m. (Washington, D.C. time) on Monday, June 21, 2021, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact the undersigned at
(781) 828-9300, or Elizabeth W. Fraser of Greenberg Traurig, LLP at (617) 310-6237.

Sincerely,

DESTINATION XL GROUP, INC.

By:  /s/ Peter H. Stratton, Jr.

Name:	Peter H. Stratton, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer